FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2016

Commission File No. 000-55032

Kelso Technologies Inc.
(Translation of registrant's name into English)

13966 18B Avenue, Surrey, British Columbia V4A 8J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

99.1	News Release dated August 11, 2016
99.2	Financial Statements for the six months ended June 30, 2016
99.3	Management Discussion and Analysis for the six months ended June 30, 2016
99.4	CEO Certification
99.5	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KELSO TECHNOLOGIES INC.

/s/ James R. Bond
James R. Bond
Chief Executive Officer

Date: August 11, 2016